SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934


                      NOTICE OF ANNUAL MEETING AND REPORT


                              PeakSoft Multinet Corp.
                              -----------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PeakSoft Multinet Corp.
(Registrant)


By: /s/ T.W. Metz
-------------------------
        T.W. Metz
Chief Operating Officer

                            PEAKSOFT MULTINET CORP.

                             INFORMATION CIRCULAR
                    FOR THE ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 5, 1999


SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of PeakSoft Multinet Corp. (the "Corporation") for use at the annual general meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.


APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors and/or officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY TO ATTEND AND TO ACT FOR HIM ON HIS BEHALF AT THE MEETING. TO EXERCISE THIS RIGHT A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE CORPORATION NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE COMMENCEMENT OF THE MEETING OR ADJOURNMENT THEREOF.

The instrument of proxy must be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, its instrument of proxy must either be under its common seal or signed by a duly authorized officer of it.

A proxy may be revoked by:

(a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;



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



(b) signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes of the proxy) and either delivering the same to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(c) attending the Meeting or any adjournment thereof and registering with the scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.


VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified herein and with respect to any other matters which may properly be brought before the Meeting. At the time of printing this information circular, management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 15, 1999, 3,680,305 common shares of the Corporation were issued and outstanding, each common share carrying the right to one vote. Only those common shareholders of record on March 31, 1999 will be entitled to vote at the Meeting or at any adjournment thereof, in person or by proxy, unless after that date a shareholder of record transfers its shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that it owns such shares, requests not later than 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee will be entitled to vote such shares at the Meeting.






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



To the knowledge of the directors and senior officers of the Corporation, only the following shareholder owns, directly or indirectly, or exercises control or discretion over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Corporation:

Name of Shareholder                No. of Shares           % of Issued and
                                                             Outstanding

Westgate International, L.P.       905,636 shares              24.6%

The Liverpool Limited Partnership  905,636 shares              24.6%


The above information was supplied by the management of the Corporation.


EXECUTIVE COMPENSATION

During the fiscal year ended September 30, 1998, the Corporation employed 2 executive officers (one of whom is also a director) who were paid an aggregate of $96,288.48 in cash compensation. Other than:

(a) the issuance of options pursuant to the Stock Option Plan of the Corporation described below; and

(b)   8,679 common shares issued in exchange for a remuneration debt;

the executive officers of the Corporation received no other compensation from the Corporation in its most recently completed fiscal year. These persons have agreed to defer the payment by the Corporation of a portion of the salaries earned by them during the Corporation's fiscal year 1998.

The Corporation has established a Stock Option Plan (the "Plan") under which the Board of Directors or a committee appointed by the Board of Directors (the "Committee") may, from time to time, grant options to purchase common shares to directors, officers or key employees of the Corporation and to consultants retained by the Corporation. Subject to regulatory approval, the options will provide for the acquisition of common shares of the Corporation from the treasury of the Corporation at a price to be determined by the Board of Directors or the Committee at the time of granting the options, provided that the exercise price of such options shall not be less than that permitted by any stock exchange on which the Corporation's shares are listed for trading. The Board of Directors or the Committee will determine the exercise period for the options and the vesting provisions with respect to the options. A number of common shares not exceeding in the aggregate 10 percent of the common shares outstanding from time to time will be reserved under the Plan for issuance upon




                                  Page 3 of 7
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


the exercise of any options granted. The purpose of the Plan is to develop the interest of the directors, officers, key employees and consultants of the Corporation in the Corporation's growth and development by providing them with the opportunity through options to purchase common shares to acquire an increased financial interest in the Corporation.

There are no share purchase options granted by the Corporation during the financial year ended September 30, 1998 which are still in existence.

The following options held by executive officers were exercised during the financial year ended September 30, 1998:

Douglas Huestis Foster        08-24-98          320,000


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Shares for debt agreements were entered into between the Corporation and the following parties on September 22, 1998: Timothy W. Metz, Westgate International, L.P. and The Liverpool Limited Partnership. These agreements were approved by the shareholders of the Corporation at a special (extraordinary) general meeting held on December 15, 1998.

Timothy W. Metz received 8,679 (post consolidation) common shares in the capital stock of the Corporation in consideration of a remuneration debt of $12,496.86.

Calvin Patterson received 8,679 (post consolidation) common shares in the capital stock of the Corporation in consideration of a remuneration debt of $12,496.86.

Westgate International, L.P. received 905,636 (post consolidation) common shares in the capital stock of the Corporation in consideration of a debt in the amount of $1,304,115.50.

The Liverpool Limited Partnership received 905,636 (post consolidation) common shares in the capital stock of the Corporation in consideration of a debt in the amount of $1,304,115.50.


ELECTION OF DIRECTORS

The current directors of the Corporation are Douglas Huestis Foster, Donald McInnes, Peter Allen Janssen, Simon Geoffrey Arnison and Colin Robert Morse. Their term of office will expire at the close of the Meeting. Douglas Huestis Foster, Donald McInnes and Peter Allen Janssen are members of the audit committee. Their term of office as members of the audit committee expires at the close of the Meeting.




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


Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote (if no choice is given), in favour of the election as directors of the persons named below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if this should occur for any reason prior to the Meeting the persons named in the accompanying proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary. Each director elected will hold office until the close of the next annual general meeting or until his successor is duly elected, unless his office is sooner vacated.

The following table and the notes thereto state the names of the persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation, and the approximate numbers of shares of the Corporation beneficially owned, directly or indirectly, by each of them as at the date hereof. The information contained in the following table is provided by the nominees:

--------------------------------------------------------------------------------
Name, Municipality  Year First  Principal Occupation and    Number of Common
of                  Became      Positions During the          Shares of the
Residence and       Director    Last Five Years                Corporation
Position                                                  Beneficially Owned,
                                                              Directly or
                                                               Indirectly
--------------------------------------------------------------------------------
Douglas H. Foster   1994        President and Chief              190,743
Bellingham,                     Executive Officer of the
Washington                      Corporation since its
President, Chief                incorporation.  From
Executive Officer               1991 to 1994, President
and Director                    of BREEZ Business
                                Management Systems. Form
                                1989 to 1991, President
                                of Lynxx Microsystems
                                Inc.

--------------------------------------------------------------------------------
Donald McInnes      1995        President of Western             17,172
Vancouver, British              Keltic Mines Inc.,
Columbia                        Blackstone Resources
Secretary and                   Inc. and Glenhaven
Director                        Resources Inc. Prior to
                                1993, Project Manager
                                for Equity Engineering
                                Ltd.

--------------------------------------------------------------------------------
Simon Arnison       1999        President of                          0
Ontario, Canada                 Classwave.com. Prior to
                                1998, Chief Technology
                                Officer, founder, and



                                  Page 5 of 7
                                board member for
                                Innotech Mulitmedia
                                Corporations.

--------------------------------------------------------------------------------
Peter Janssen       1997        Principal Consultant               6,469
Bellevue,                       with Peter Janssen &
Washington                      Associations. VP of
Director                        Merchandising &
                                Advertising for Egghead
                                Software.  VP Sales &
                                Marketing for Acer
                                America.
--------------------------------------------------------------------------------
Colin Robert        1999        President of Feel Free                 0
Morse                           Charters Ltd. (formerly
Vancouver, British              Combat Sound Ltd.), Alma
Columbia,                       Land Development
Canada                          Corporation, Trubuilt
Director                        Homes Ltd. and Semper
                                Construction, Ltd.

--------------------------------------------------------------------------------


FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the period ending September 30, 1998 together with the auditor's report thereon (the "Financial Statements"), will be presented to shareholders at the Meeting. The Corporation anticipates mailing the Annual Report containing the Financial Statements, notice of meeting, information circular and proxy to shareholders of record prior to the Meeting. Copies of the Annual Report, notice of meeting, information circular and proxy will also be available from the Corporation's registrar and transfer agent, Montreal Trust Company of Canada.


APPOINTMENT OF AUDITOR

On January 15, 1999 the Corporation received a letter from its auditor, KPMG LLP, Chartered Accountants, confirming its and the Corporations mutual agreement that it would cease to act as the Corporation's auditor. The Corporation subsequently appointed Gordon K.W. Gee, Chartered Accountant, as its successor auditor, and the management of the Corporation has nominated Mr Gee for re-appointment to this position. Accordingly, at the Meeting the persons named in the enclosed instrument of proxy will vote for the re-appointment of Gordon K.W. Gee as auditor of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation, at a remuneration to be fixed by the Board of Directors. The resignation of KPMG LLP and resulting appointment of Gordon K.W. Gee was approved by resolution of the directors of the Corporation passed January 27, 1999.




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


Gordon K.W. Gee served as the Corporation's auditor for its fiscal years 1995 and 1996.

The Corporation confirms that there were no reservations in the audit reports included in any of the financial statements of the Corporation for the 2 most recently completed fiscal years. The Corporation further confirms that there have been no reportable events during the 2 most recently completed fiscal years, and, in its opinion, there are no reportable events pending.

A notice confirming the foregoing has been filed with the Alberta, British Columbia and Ontario Securities Commissions.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice of annual general meeting and this information circular. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.


APPROVAL AND CERTIFICATE

DATED:  March 23, 1999

The contents of this information circular have been approved by the Board of Directors of the Corporation.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of circumstances in which it was made.




/s/ Timothy W. Metz
------------------------------
    Timothy W. Metz
Chief Operating Officer












                                  Page 7 of 7
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


                            PEAKSOFT MULTINET CORP.

               NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of PeakSoft Multinet Corp. ("PeakSoft") will be held at

       Suite 501 - 675 West Hastings Street, Vancouver, British Columbia

on Wednesday, the 5th of May 1999, at the hour of 10:00 a.m. for the following purposes:

(1) To receive the annual report and the audited financial statements of PeakSoft, together with the auditor's report in respect of the same for the fiscal year ended September 30, 1998.

(2)   To appoint PeakSoft's auditor for the ensuing year.

(3)   To elect the directors of PeakSoft for the ensuing year.

(4) To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

Shareholders who are unable to attend the annual general meeting in person are requested to date, sign and return the accompanying instrument of proxy in accordance with the instructions contained in the accompanying information circular to the office of IICC, 6250 Kestrel Road, Missisauga, Ontario, L5T 1Y9, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for holding the meeting or any adjournment thereof, or to the chairman of the meeting immediately prior to commencement of the meeting, or any adjournment thereof. As set out in the accompanying information circular, the enclosed proxy is solicited by management of PeakSoft, but you may amend it, if you so desire, by striking out the names listed therein and inserting a space provided the name of the person you wish to represent you at the meeting.


DATED at Bellingham, Washington, United States of America, this 23rd day of March 1999.



BY ORDER OF THE BOARD

/s/ Timothy W. Metz
-----------------------
    Timothy W. Metz
Chief Operating Officer

                        PEAKSOFT MULTINET CORP.

                                 PROXY
                                 -----

      The undersigned shareholder of PeakSoft Multinet Corp. hereby appoints Douglas Foster, the President and a director of PeakSoft, or failing him, Donald McInnes, also a director of PeakSoft, or instead of either of them:


             ---------------------------------------------
                           FULL NAME OF PROXY

             ---------------------------------------------
                         Proxy's Street Address

             ---------------------------------------------
              Municipality State/Province Zip/Postal Code

as proxy, or, as alternate proxy:


             ---------------------------------------------
                      FULL NAME OF ALTERNATE PROXY

             ---------------------------------------------
                    Alternate Proxy's Street Address

             ---------------------------------------------
              Municipality State/Province Zip/Postal Code

with power of substitution, to attend, act and vote all shares in the capital stock of PeakSoft registered in the name of the undersigned for and on behalf of the undersigned at the Annual General Meeting (the "AGM") to be held on Wednesday, May 5, 1999 at 10:00 o'clock in the morning at:

    Suite 501-675 West Hastings Street, Vancouver, British Columbia

and at any adjournment or adjournments thereof.

My proxy is instructed to vote as specified below:

      1. _____FOR _____AGAINST (if no alternative is specified then FOR) the ordinary resolution fixing the number of directors of the corporation at 5.

      2. _____FOR _____TO BE WITHHELD FROM VOTING FOR (if no alternative is specified then FOR) the election of directors for the ensuing year of those nominees proposed by management as specified in the Information Circular issued PeakSoft on March 23, 1999.

      3. _____FOR _____TO BE WITHHELD FROM VOTING FOR (if no alternative is specified then FOR) the appointment of Gordon K.W. Gee Chartered Accountant to be PeakSoft's auditor for the ensuing year and for the authorization of the directors to fix its remuneration.

      4. on any other matters which may properly come before the AGM as my proxy may see fit.

                                  Page 1 of 2

      THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND, IN PARTICULAR, WILL BE VOTED IN ACCORDANCE WITH ANY INSTRUCTIONS INDICATED ON ANY BALLOT THAT MAY BE CALLED FOR. UNLESS A CONTRARY INSTRUCTION IS INDICATED, THIS PROXY WILL BE VOTED AT THE AGM IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.

      If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the AGM or at any adjournment thereof, or any other matters properly come before such meeting or any adjournment thereof, THIS PROXY CONFERS A DISCRETIONARY AUTHORITY TO VOTE on any such amendment or variation or such other matters according to the best judgment of the person voting this proxy.

      The undersigned hereby revokes any instrument of proxy previously given to vote at the AGM or any adjournments thereof.


DATE:  ____________________



             ---------------------------------------------
             Signature of shareholder/authorized signatory

             ---------------------------------------------
                    Full Name (please type or print)

             ---------------------------------------------
                             Street Address

             ---------------------------------------------
              Municipality State/Province Zip/Postal Code

             ---------------------------------------------
                            Number of shares
NOTES:

      1. This forms of proxy must be dated and signed by shareholder or by his attorney in writing, or if the shareholder is a body corform of proxy must be executed under its corporate seal or by an officer or attorney thereof who has been duly authorized. If this is not dated it is deemed to bear the date on which it was delivered PeakSoft.

      2.   A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON BE A SHAREHOLDER
      OF PEAKSOFT) AS HIS NOMINEE TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE AGM. TO EXERCISE SUCH RIGHT THE SHAREHOLDER MUST INSERT THE NAME OF HIS NOMINEE ON THE LINES PROVIDED FOR THAT PURPOSE ON THE FIRST PAGE HEREOF OR COMPLETE ANOTHER FORM PROXY.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE AGM ARE REQUESTED TO COMPLETE THIS FROM OF PROXY AND TO RETURN IT TO PEAKSOFT IN THE ENVELOPE PROVIDED FOR THIS PURPOSE.




                                  Page 2 of 2
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
                             SUPPLEMENTAL MAIL LIST
                       SUPPLEMENTAL MAIL LIST RETURN CARD

NOTE: If you wish to be included in the Supplementary Mailing List of PeakSoft Multinet Corp. in order to receive its interim financial statements, please complete and return this card.



TO:     PeakSoft Multinet Corp.
        1801 Roeder Avenue, Suite 144
        Bellingham, Washington  98225



        The undersigned certifies that the undersigned is the owner of securities of PeakSoft Multinet Corp. and requests that the undersigned be placed on the Supplementary Mailing list of PeakSoft Multinet Corp. for its interim financial statements.


DATE:                                 ----------------------------------
     -------------                               NAME



FAX NUMBER                                       ADDRESS



EMAIL ADDRESS



                                                 SIGNATURE



                                                 NAME AND TITLE OF PERSON
                                                 SIGNING IF DIFFERENT FROM
                                                 NAME ABOVE

MANAGEMENT'S DISCUSSION AND ANALYSIS


1998 was a pivotal year for PeakSoft. The Company overcame major obstacles to its potential growth. Early in the year we recognized that the Company's focus had to be re-evaluated, as it had been positioned to address the usual technology retail channel. This market typically requires very large amounts of capital and a long time to achieve growth and profitability. The dynamics of the retail channel continue to change. The year witnessed the growth of electronic commerce and a more efficient and profitable electronic software distribution model.

     In its evaluation, the Company recognized that it had to take a completely new approach. Management, stepped backed, took a fresh look at the Company and at the market opportunities presented by the Internet. It was clear that the Company needed to reduce its debt, to improve its capital structure, and revise its business model. Our objective was to reduce operating and fulfillment costs, improve cash flow, increase sales and re-define the focus of the Company. Accordingly, we have developed and are implementing this plan of action.

     During the year, the Company redirected the sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Symantec and others. The results of this have been reduced costs and improved cash flow. We also opened the PeakStore for direct electronic sales. At the same time the Company is developing new solutions for the Internet, Intranets, Extranets, and e-commerce. Pre-release versions and websites for two new solutions, LawTrack and RealtyTracer, were announced subsequent to year-end.

     Subsequent to the 1998 year-end, a debt conversion was approved, which reduces long-term debt of the Company by 93%. The shareholders also voted in favor of a 1 for 8 share consolidation in the same meeting. The Company also received shareholder and regulatory approval for a name change. Effective February 17, 1999 the Company's name was changed to PeakSoft Multinet Corp. with a new trading symbol of PKS on the Alberta Stock Exchange. The Company also resumed trading on the OTC:BB on March 10, 1999 under the symbol of PEAMF.

     The following discussion should be read in conjunction with the financial statements and the notes thereto:

OPERATIONS

     Revenue decreased from CDN $1,340,200 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $1,246,381 a decrement of CDN $93,819. The decrement is due primarily to the implementation of the Company's redefined selling and marketing focus. While gross sales were down, net sales (gross sales minus costs of goods sold) were up from CDN $891,663 for the year ended September 30, 1997 to CDN $1,012,618 in the comparable period in 1998, an increase of CDN $120,955. The increase was due to the continued reduction in costs of goods sold.

     General and administration expenses increased from CDN $1,245,114 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $1,392,633, an increase of CDN $147,519. The increase is due primarily to the addition of senior management personnel.

                                      -1-

     Selling and marketing expenses decreased from CDN $1,682,437 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $951,724 a decrement of CDN $730,713. This saving is due primarily to a drop in product advertising and promotion and a reduction in staff, as well as the reduced costs associated with the Company's new selling and marketing focus.

     Research and development expenses diminished from CDN $641,426 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $531,860 a decrease of CDN $109,566. This decrement is due primarily to management's continued reduction in expenses.

     Amortization expenses diminished from CDN $1,050,965 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $991,017 a reduction of CDN $59,948. This reduction is due primarily to reflecting the diminishing value of the assets.

     The loss for 1998 was CDN $2,780,307 ($0.20 per share) versus CDN $4,091,490 ($0.42 per share) in 1997, a decrease of CDN $1,311,183 ($0.22 per share). This lesser loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Symantec and others, as well as reduction in expenses. The lower amount of this loss was also due to a debt settlement with creditors which reduced payables by CDN $259,618, the gain on the sale of a Subsidiary (CDN $51,879), and interest on long-term debt (CDN $237,188). According to U.S. GAAP, the loss per share in 1998 would be CDN $0.14 and in 1997 would be CDN $0.35.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1998, the Company had a cash balance of CDN $22,824. The Company issued 1,691,976 common shares during 1998, raising CDN $623,281. Included in the shares issued for cash during 1998 are 390,000 shares for approximately CDN $102,400 issued pursuant to the exercise of management, employees and directors' stock options. The Company also issued promissory notes for cash proceeds of USD $468,333 (see note 6). Subsequent to the year end an additional USD $590,000 was received and supported by promissory notes. The Company also negotiated a USD $350,000 accounts receivable line of credit with Silicon Valley Bank.

     Accounts receivable decreased by CDN $71,166 during the year ended September 30, 1998. This was mainly due to the transition to the redirected sales activity focus of utility products toward e-commerce and strategic alliances, such as Real Networks, Symantec and others, as well as the development of new solutions for the Internet, Intranets, Extranets, and e-commerce. It is anticipated that accounts receivable will grow significantly next year as a result of the Company's new sales strategy.

     Inventory was reduced from CDN $59,128 in 1997 to CDN $43,284 in 1998, a difference of CDN $15,844 due to sales and the Company's move to the electronic software distribution model.

     The decrease in prepaid expenses and deposits from CDN $156,046 in 1997 to CDN $39,999 was primarily due to the reduction in trade show participation as a result of the Company's redirected sales focus.

     Net assets were reduced by CDN $1,879,738 from CDN $2,402,271 in 1997 to CDN $522,533 in 1998 due to the write off of obsolete equipment and normal amortization.
                                      -2-

     Accounts payable and accrued liabilities increased from CDN $893,398 in 1997 to CDN $1,304,312 in 1998, an increase of CDN $410,914. Primarily the accounts payable increase was due to increased professional fees, accounting and legal, related to the debt settlement and the Form 20-F registration statement filed with the United States Securities and Exchange Commission (SEC). Reaching a "no comment" stage with the SEC was a prerequisite for the Company to resume trading on The OTC-BB. In addition, the accounts payable also include approximately CDN $225,000 in accrued interest on long term debt, which was subsequently converted to shares.

YEAR 2000

     In response to the Year 2000 compliance rule established by the Board of Governors of the Alberta Stock Exchange; the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and the conversion to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

     Based upon the foregoing, PeakSoft does not believe it is necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

     PeakSoft does not believe that its computer systems require remediation to render them Y2K compliant.

     For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to remediation of Y2K issues.

     PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.

     Management expects that the activity level for the Company will continue to increase with operating expenses in excess of income, for at least the next quarter. In order to reduce the overall costs of maintaining its presence in the retail sales channel, the Company has entered into agreements with RealNetworks, Inc.; Symantec Corporation; MP Technologies, Inc.; Software Builders, LLC; Peruzzo Informatica; Softline AG; Boomerang Software Inc.; Cyenta and InfoBuild Networks, Inc. as well as others. The Company plans to direct the major portion of it's marketing resources in 1999 to corporate and international customers, developing new solutions for the Internet, Intranets, Extranets, and e-commerce.


/s/ Tim Metz
--------------------
    Tim Metz
Chief Operating Officer
                                      -3-

A Letter to PeakSoft Multinet Corp. Shareholders

I want to start this letter by thanking our shareholders for their patience and support during the year 1998. It is early March as I write these words, and we in the Northwest are finally seeing our first glimpse of the sun this year. Much has happened subsequent to the fiscal 1998 year-end that significantly improves the range and quality of the opportunities available to the company, but I will discuss this below. First let me offer a brief perspective on the astounding developments of the Internet marketplace.

     The phenomenal growth of the internet has created a "Gold Rush" mentality. According to Forester Research over 140 million people are now connected! The growth rate of the internet and all of the goods and services adjuvant to it (including the distribution of internet software, and e-commerce) makes it the fastest growing market in the world in our lifetimes. Given this opportunity, how can any company fail to succeed? Far from being a level playing field, the Internet market requires a well capitalized effort and a completely new business model. The new rules have sent many of us scrambling back to the white board. Success needs tenacity, flexibility, a good team and a truly great idea.

     We have crossed the chasm at PeakSoft. Our shareholders, our team and our supporters have demonstrated the qualities it takes to bring into being a fabulous success story. We understand the market, we have pioneered some of the concepts inherent in internet software, and we have a clear vision of the objective. The enthusiasm within the company and among our shareholders is very high.

     We believe that early 1999 will come to be considered the turning point of this company -- the point in time at which its strategies started producing significant results -- the point in time at which its perseverance generated incredible opportunities, and at which the company began executing its tactics with precision.

     Why am I feeling so optimistic? Most of the reasons are becoming clear subsequent to the company's 1998 fiscal year end. Capitalization and market issues have been dealt with. The company has completed its consolidation and has resumed its joint listing on the OTC:BB. Now our shareholders can follow the company's progress from home in either the United States or Canada. In the process, we eliminated significant debts and gained strong new shareholders through the conversion of The Liverpool Limited Partnership and Westgate International, L.P. into our largest shareholders.

     Strong partnerships have started to produce results. While the revenue from utilities is modest, unit sales of our PeakJet 2000 browser accelerator through Real Networks, Software Builders, Cyenta and Internet retail have risen 300 percent over the previous quarter, creating over 20,000 new customers a month and are on track to continue to build. We understand that PeakJet 2000 is now the world's leading selling and installed browser acceleration software.

     New products and services are planned. PeakSoft announced pre-release versions of its newest knowledge application in the first quarter of fiscal year '99, and is preparing for the full release of 4 of these applications very shortly. These products are targeted at selected vertical markets, providing important tools for finding, organizing, keeping and sharing critical information using the Internet. We expect these applications to be combined with a variety of internet services to develop significant revenue while diversifying our business model from pure software sales to a hybrid of software and Internet services.

                                      -1-

     PeakSoft is breaking ground with a new class of products and services. PeakSoft is offering the first business and knowledge solution that utilizes a seamless combination of software and the Internet to provide small to medium businesses with Intranet/Internet capabilities previously reserved for only large enterprises. The company intends to deliver additional services and content over the Internet to its building customer base. Marketing partnerships and a strong Internet offering form the pillars of our plan.

     The PeakSoft "Multinet" Corp. market opportunity is only just beginning. With a strong economic forecast and continued expansion of the Internet a certainty, business prospects are excellent for the company. A recent survey indicated that 10 percent of companies currently conduct commerce on the Net, and forecasts that some 73 percent will be doing so within three years. PeakSoft intends to establish a leadership position in this market.

                              OUR MISSION STATEMENT
        To develop and market leading Internet communications solutions that empower businesses to build knowledge, e-commerce and relationships.

     Thank you for your continued support and interest. The PeakSoft team is enthusiastic and is diligently working to deliver great results to our shareholders.

/s/ Doug Foster
-----------------------
    DOUG FOSTER
Chief Executive Officer


                                      -2-

                         Consolidated Financial Statements



                               PEAKSOFT CORPORATION
                               (in Canadian dollars)



                      Years ended September 30, 1998 and 1997

                               PEAKSOFT CORPORATION

                         Consolidated Financial Statements

                               (in Canadian dollars)

                      Years ended September 30, 1998 and 1997










Auditor's Report                                                               1

Financial Statements

   Consolidated Balance Sheet                                                  2

   Consolidated Statement of Operations and Deficit                            3

   Consolidated Statement of Changes in Financial Position                     4

   Notes to the Consolidated Financial Statements                              6

GORDON K.W. GEE
CHARTERED ACCOUNTANT                            488 - 625 Howe Street
An incorporated professional                    Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                Telephone: (604) 689-8815
                                                Facsimile: (604) 689-8838



                               AUDITOR'S REPORT


To The Shareholders of PeakSoft Corporation:

I have audited the consolidated balance sheet of PeakSoft Corporation as at 30 September 1998 and the consolidated statements of operations and deficit and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 1998 and the consolidated results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

The consolidated financial statements as at 30 September 1997 and for the year ended 30 September 1996 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated 12 December 1997.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 1998 and shareholders' equity to the extent summarized in note 15 to the financial statements.



                                                /s/ Gordon K.W. Gee
                                                -------------------
                                                   Gordon K.W. Gee
Vancouver, B.C., Canada                         Chartered Accountant

15 February 1999

                                      -1-

GORDON K.W. GEE
CHARTERED ACCOUNTANT                            488 - 625 Howe Street
An incorporated professional                    Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                Telephone: (604) 689-8815
                                                Facsimile: (604) 689-8838



COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 15 February 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.




                                                /s/ Gordon K.W. Gee
                                                -------------------
                                                   Gordon K.W. Gee
Vancouver, B.C., Canada                         Chartered Accountant
15 February 1999







                                      -2-

PEAKSOFT CORPORATION
Consolidated Balance Sheet
(in Canadian dollars)

30 September 1998 and 1997
--------------------------------------------------------------------------------
                                                    1998          1997
--------------------------------------------------------------------------------
Assets

Current assets:
   Cash                                         $   22,824    $1,071,366
   Accounts receivable                              26,479        97,645
   Inventories                                      43,284        59,128
   Prepaids and deposits                            39,999       156,046
--------------------------------------------------------------------------------
                                                   132,586     1,384,185
Investment (note 2)                                284,000          --
Capital assets (note 3)                            105,947       195,787
Acquired research and development (note 4)            --         822,299
--------------------------------------------------------------------------------
                                                   522,533     2,402,271
================================================================================
Liabilities and Shareholders' Equity

Current liabilities:

   Accounts payable and accrued liabilities      1,304,312       893,398
   Deferred revenue (note 5)                          --         109,681
   Current portion of long-term debt (note 6)         --          14,936
   Current portion of obligations under
           capital leases (note 7)                  29,665        24,624
--------------------------------------------------------------------------------
                                                 1,063,977     1,042,639
Long-term debt (note 6)                               --       1,380,991
Obligations under capital leases (note 7)           28,639        40,927

Shareholders' equity:
   Share capital (note 8)                        6,555,704     5,779,455
   Other paid-in capital (note 6)                2,069,920       173,759
--------------------------------------------------------------------------------
                                                 8,625,624     5,953,214
   Obligation to issue share capital (note 8)         --         399,900
   Accumulated deficit                           9,195,707     6,415,400
--------------------------------------------------------------------------------
                                                  (570,083)      (62,286)
--------------------------------------------------------------------------------
                                                   522,533     2,402,271
================================================================================

Contingent liability (note 10)

On behalf of the Board:
"Douglas H. Foster                              "Peter A. Janssen"

____________________________  Director      __________________________  Director

See accompanying notes to the consolidated financial statements.

                                      -3-

PEAKSOFT CORPORATION
Consolidated Statement of Operations and Deficit

Years ended 30 September 1998, 1997 and 1996
--------------------------------------------------------------------------------
                                               1998         1997         1996
--------------------------------------------------------------------------------

Sales                                       $1,246,381   $1,340,200  $  784,900

Cost of goods sold                             233,763      448,537     428,141
--------------------------------------------------------------------------------
                                             1,012,618      891,663     356,759

Expenses:
   Amortization                                991,017    1,050,965     118,968
   General and administrative                1,392,633    1,245,114     312,361
   Marketing                                   951,724    1,682,437     531,170
   Research and development                    531,860      641,426     321,740
--------------------------------------------------------------------------------
                                             3,867,234    4,619,942   1,284,239

--------------------------------------------------------------------------------
Earnings (loss) before the undernoted       (2,854,616)  (3,728,279)   (927,480)

Other earnings (expenses):
     Debt settlement with creditors (Note 16)  259,618         --          --
     Gain on sale of Subsidiary (Note 17)       51,879         --          --
     Interest on longterm debt                (237,188)        --          --
     Loss on settlement of lawsuit (note 10)      --       (310,042)       --
     Write-off of assets                          --        (53,169)       --
--------------------------------------------------------------------------------
                                                74,309     (363,211)       --

--------------------------------------------------------------------------------
Earnings (loss) from continuing operations  (2,780,307)  (4,091,490)   (927,480)

Loss from discontinued operations (note 18)       --           --      (745,844)
--------------------------------------------------------------------------------
Loss                                        (2,780,307)   4,091,490   1,673,324

Accumulated deficit, beginning of year       6,415,400    2,323,910     650,586
--------------------------------------------------------------------------------

Accumulated deficit, end of year             9,195,707    6,415,400   2,323,910
================================================================================

Loss per common share                            (0.20)       (0.42)      (0.20)
================================================================================


See accompanying notes to the consolidated financial statements.

                                      -4-

PEAKSOFT CORPORATION
Consolidated Statement of Operations and Deficit

Years ended 30 September 1998, 1997 and 1996
--------------------------------------------------------------------------------
                                               1998         1997         1996
--------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
   Net earnings (loss)                    $(2,780,307)  $(4,091,490) $ (927,480)
   Items not involving cash:
      Loss from discontinued operations          --            --      (745,844)
      Amortization                            991,017     1,050,965     118,968
      Write-off of assets                        --          53,169        --
   Change in non-cash operating
      working capital                         181,719       253,980     404,452
--------------------------------------------------------------------------------
                                           (1,607,571)   (2,733,376) (1,149,904)

Financing:
   Repayments of long-term debt            (1,380,991)      (21,273)    (23,462)
   Increase (decrease) in obligations
     under capital leases                     (12,288)       (1,661)     51,342
   Issuance of long-term debt               1,896,161     1,554,750        --
   Increase (decrease) in obligation to
     issue shares                            (399,900)      (55,408)    455,308
   Issuance of share capital                  776,249     2,380,551   2,503,037
--------------------------------------------------------------------------------
                                              879,231     3,856,959   2,986,225

Investments:
   Acquisition of investment                 (284,000)         --          --
   Purchase of capital assets                 (36,202)      (82,180)   (150,486)
   Acquisition of licences                       --            --       (33,559)
   Business combination (note 4)                 --            --    (1,644,598)
   Acquisition of software technology            --            --      (136,979)
--------------------------------------------------------------------------------
                                             (320,202)      (82,180) (1,965,622)
--------------------------------------------------------------------------------
Increase (decrease) in cash position       (1,048,542)    1,041,403    (129,301)

Cash, beginning of year                     1,071,366        29,963     159,264
--------------------------------------------------------------------------------
Cash, end of year                              22,824     1,071,366      29,963
================================================================================


See accompanying notes to the consolidated financial statements.

                                      -5-

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
The Company is incorporated under the laws of Alberta and its principal business activities are providing Internet software to corporate and individual users

1. Continuing operations:

   These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that as a result of their current product launches and concentration on providing software for vertical markets, sufficient profits will be obtained to meet the Company's obligations and commitments as they become due. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2. Significant accounting policies:

   (a)  Principles of consolidation:

        The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiaries, PeakSoft Corporation (U.S.A.), Peak Media, Inc. and its wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation.

        The Company recorded an approximate 10% interest in Infobuild Networks, Inc. (hereinafter referred to as "InfoBuild") at cost of $284,000. As the Company has no significant influence upon the management of InfoBuild, InfoBuild's Financial Statements have not been included herein or consolidated herewith.

   (b)  Revenue recognition:

        Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

   (c)  Foreign currency translation:

        Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

                                      -6-

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
2. Significant accounting policies (continued):

   (d)  Capital assets:

        Capital assets are stated at cost. Amortization is provided on the declining balance basis using the following annual rates:
        ------------------------------------------------------------------------
        Asset                                                            Rate
        ------------------------------------------------------------------------

        Furniture and equipment                                       4 years
        Computer equipment                                            4 years
        Computer software                                             3 years
        Leasehold improvements                                        4 years

   (e)  Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

   (f)  Research and development:

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

        The acquired research and development represents technology and advances purchased in the acquisition of Chameleon Bridge Technologies Inc. in 1996. These assets are being amortized over their estimated useful life of two years.

   (g)  Use of estimates:

        The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

   (h)  Financial instruments:

        The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

                                      -7-

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
3. Capital assets:
   -----------------------------------------------------------------------------
                                                               1998       1997
   -----------------------------------------------------------------------------

                                              Accumulated    Net book   Net book
                                     Cost     amortization     value      value
   -----------------------------------------------------------------------------
   Furniture and equipment         $ 87,255    $ 54,657      $ 32,598   $ 33,637
   Computer equipment               207,761     150,363        57,398     64,833
   Computer software                178,073     178,073          --       89,036
   Leasehold improvements           152,462     136,511        15,951      8,281
   -----------------------------------------------------------------------------
                                    625,551     519,604       105,947    195,787
   =============================================================================

   Assets acquired under capital leases in the amount of $91,628 (1997 - $79,148) and related accumulated amortization of $60,809 (1997 - $54,614 and 1996 - $18,474) are included in furniture and equipment as well as computer equipment.

4. Acquired research and development:

                                                               1998       1997
--------------------------------------------------------------------------------

                                               Accumulated    Net book  Net book
                                     Cost     amortization     value     value
--------------------------------------------------------------------------------

   Research and development        $1,644,598  $1,644,598       --      $822,299
================================================================================



                                      -8-

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

   On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.'s shares at the date of regulatory approval and exchange of shares was $1.11 per share. Accordingly, the research and development is calculated as follows:

   Purchase value based on shares issued in May, 1996             1,665,000
   Other net assets acquired                                        (20,402)
   -----------------------------------------------------------------------------
   Acquired research and development                              1,644,598
   =============================================================================

5. Deferred revenue:

   Deferred revenue consists primarily of advance quarterly billings for a computer service agreement.

6. Long-term debt:
--------------------------------------------------------------------------------
                                                          1998          1997
                                                            $             $
   -----------------------------------------------------------------------------
   Renovation loan, secured by a charge on leasehold
   improvements, bearing interest at 11.5% per annum,
   maturing on March 15, 1998                              --            14,936

   Notes payable, secured by the Company's inventory
   and accounts receivable, bearing interest at 12%
   per annum with interest paid quarterly, maturing
   on September 9, 1999 (U.S. $1,563,000)               2,025,740     1,554,750

   Less:  other paid-in capital                        (2,025,740)     (173,759)
   -----------------------------------------------------------------------------
                                                            --        1,395,927

   Current portion of long-term debt                        --           14,936
   -----------------------------------------------------------------------------
                                                            --        1,380,991
   -----------------------------------------------------------------------------

   Subsequent to the year end, the notes payable along with accrued interest have been agreed to be converted to shares. This however is subject to regulatory approval.

                                      -9-

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
6. Long-term debt (continued):

   The notes payable in fiscal 1997 compromise of 12% senior promissory notes held by Liverpool Limited Partnership and Westgate International L.P.. Attached to the issued notes are warrants to purchase 3,120,075 common shares at a price of $0.50 per share expiring in September, 1999 and a right of first refusal on future capital raising transactions. The notes reflect an effective interest rate of 18% per annum and a value of $173,759 has been attributed to the warrants issued and recorded as other pai in capital.

   In the 1998 fiscal year, additional promissory notes were issued and held by private individuals, Liverpool Limited Partnership, and Westgate International, L.P. Some of the issued notes are attached with warrants to purchase common shares.

      USD $140,000 senior promissory notes, with interest at 12% per annum, due
         09 September 1999 and attached with warrants to acquire 500,000 common shares at CDN $0.40 per share. The warrants expire 15 March 2000.

      USD $88,000 demand promissory notes with interest at 12% per annum and attached with warrants to acquire 422,060 common shares at CDN $0.30 per share. The warrants expire 27 April 2000.

      USD $150,000 senior promissory notes with interest at 12% per annum due
         10 June 2000.

      USD $60,000 demand promissory notes with interest at 12% per annum.

      USD $30,333 demand promissory notes without interest converted from deferred management remuneration.

   Subsequent to the year end additional USD $340,000 was received and supported by promissory notes bearing interest at 12% per annum.

   Subsequent to the year end all of the above debt are waiting for regulatory approval for conversion to shares.

7. Obligations under capital leases:

   The Company has capital leases on equipment expiring at various dates through 2001 requiring the following minimum lease payments:
   -----------------------------------------------------------------------------
                                                           1998          1997
                                                            $             $
   -----------------------------------------------------------------------------
   1998                                                     --          32,713
   1999                                                   39,385        24,180
   2000                                                   28,575        19,965
   2001                                                     --           4,430
   -----------------------------------------------------------------------------
   Total minimum lease payments                           67,960        81,288
   Less imputed interest at varying rates                 (9,656)      (15,737)
   -----------------------------------------------------------------------------
   Present value of net minimum capital lease payments    58,304        65,551
   Current portion of obligations under capital lease     29,665        24,624
   ----------------------------------------------------------------------------
                                                          28,639        40,927
   =============================================================================

                                      -10-

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
8. Share capital:
   -----------------------------------------------------------------------------
                                                       Shares        Amount
                                                          #             $
   -----------------------------------------------------------------------------
   Authorized:
      Unlimited voting common shares without par value
      Unlimited non-voting preferred shares without par value
   Issued:
      Balance, 01 October 1994                        656,293        94,580
      Issued amount year ended 30 September 1995:
         Issued to founders                         2,344,148            -
         Issued for cash                            2,594,302       948,865
         Issue for services and technology            155,257        45,700
         Less share issuance costs                         -       (193,278)

      Issued amount year ended 30 September 1996:
         Issued for cash                            1,151,147       667,500
         Issued for services and technology         1,704,210     1,835,537

      Issued amount year ended 30 September 1997:
         Issued for cash                            3,545,266     2,496,498
         Issued for services and technology            94,840        75,969
         Less share issuance costs                         -       (191,916)

     Issued amount year ended 30 September 1998
         Issued for cash                            1,691,976       623,281
   -----------------------------------------------------------------------------
                                                   13,937,439     6,402,736
   -----------------------------------------------------------------------------

   Included in shares issued for cash during 1998 are 390,000 (1997 - 833,541, 1996 - 750,000) shares for approximately $102,400 (1997 - $556,898, 1996 -
   $317,500) issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 1,301,976 (1997 -2,711,725, 1996 - 401,147) for $520,881 (1997 - $1,940,000 and 1996 - $350,000) were issued pursuant to private placements.

   (a)  Management, employees and directors' stock options:

        At September 30, 1998, the Company had 1,121,000 management, employees and directors' options outstanding:

        776,000 options expiring 18 December 1999, exercisable to acquire 776,000 shares at $0.40 each

        275,000 options expiring 26 May 2000, exercisable to acquire 275,000 shares at $0.30 each.

        25,000 options expiring 27 May 2000, exercisable to acquire 25,000 shares at $0.30 each.

        55,000 options expiring 10 July 2000, exercisable to acquire 55,000 shares at $0.22 each.

        Subsequent to the year end, all of the above management, employees and directors' stock options were cancelled.

                                      -11-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
8. Share Capital (continued):

   (b)  Warrants:

        At September 30, 1998, the Company had 4,042,135 warrants outstanding.

        3,120,075 first warrants from a debt conversion, entitling the holder to acquire one additional share for $0.50 each. The warrants expire in September 1999. Subsequent to the year the company has sought regulatory approval for repricing to acquire one additional share at $0.20 each.

        500,000 warrants from a debt conversion entitling the holder to acquire one additional share for $0.40 each. The warrants expire in March 2000.

        422,060 warrants entitling the holder to acquire one additional share at $0.30 each. The warrants expire April 2000 and are subsequent to regulatory approval.

9. Fair value of financial instruments:

   The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

   (a)  Short-term financial assets and liabilities:

        The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

   (b)  Long-term financial liabilities:

        The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see note 6).

10. Loss on settlement of lawsuit:

   This amount represents the costs of a settlement, including legal fees and product returns, causing the Company to cease the use of a certain trade name. The Product, in this situation, was certain CD ROM (CDR) programs that were the subject of a trade name lawsuit. As a result of the lawsuit, PeakSoft was forced to abandon the name used on the software and recall such products sold to distributors as well as Company inventory held at a fulfillment house. Since the programs were on CDRs, the name was "burned" into the CDR. The text burned into the CDR could not be modified to change the disputed name. This rendered all the CDRs with the disputed trade name "obsolete" and therefore the recalled CDRs required destruction.

   As a result of the lawsuit, this product was destroyed and the write off was included in the financial statements as "loss on settlement of lawsuit".

   Returned product that had been previously recognized as sales and included in revenues was appropriately adjusted through Sales and Cost of Sales.

                                      -12-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended September 30, 1998 and 1997
--------------------------------------------------------------------------------
11. Contingent liabilities:

    In November 1998, the company relocated its premises. Under the Lease Agreement for the abandoned premises, the Company is liable for the lease payments of the abandoned premises until the premises are released by the landlord. Under this Agreement, the minimum lease payments are USD $83,226 per annum until 31, March 2002. The maximum exposure is $290,000.

12. Subsequent events:

    In addition to the subsequent events discussed elsewhere in these notes to the financial statements, the following subsequent events occurred:

    The company has agreed with the individuals, management, Liverpool Limited Partnership, Westgate International L.P. to convert CDN $2,800,316 (USD $1,776,400, plus accrued interest to 15 October 1998) to 15,557,310 Shares at CDN $0.18. the conversion is subject to regulatory approval.

    On 28 October 1998, the company incorporated PeakSoft Multinet Corp. (U.S.A) under the laws of Washington State in the United States of America. The new corporation is a wholly owned subsidiary of PeakSoft Corporation, and has yet to begin operations.

    In the first quarter of the 1999 fiscal year, the Company issued a private placement for 514,800 shares at CDN $0.18 each totaling CDN $92,664 (USD $60,000).

    Subsequent to the year end, regulatory authorities approved the consolidation of shares on a 8 shares to 1 share basis. This consolidation was approved by the shareholders on December 15, 1998 at an Extraordinary General Shareholders Meeting.

13. Loss per common share:

    Loss per common share is based on the weighted average number of common shares outstanding during the year.

14. Related party transactions:

    The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
    ----------------------------------------------------------------------------
                                                              1998     1997
                                                                $        $
    ----------------------------------------------------------------------------
    Salaries to directors and officers                        94,000  212,000
    Consulting fees and expense reimbursements to directors   92,600   64,000
    Salary paid to a relative of one of the directors         54,500   33,000
    ----------------------------------------------------------------------------
                                                             241,100  309,000
    ============================================================================

    These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by related parties.

                                      -13-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998, 1997 and 1996
--------------------------------------------------------------------------------
15. United States GAAP reconciliation:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

   (a)  Loss and loss per share:
   -----------------------------------------------------------------------------
                                               1998         1997         1996
                                                 $            $            $
   -----------------------------------------------------------------------------
   Loss in accordance with Canadian GAAP   (2,780,307)  (4,091,490)  (1,673,324)
   Difference in accounting for acquired
     research and development (note d)        822,229      822,299   (1,644,598)

   Stock options (note e)                        --        (85,470)      (5,000)

   Loss in accordance with
     United States GAAP                    (1,958,078)  (3,354,661)  (3,322,922)
   -----------------------------------------------------------------------------

   Loss per common share                        (0.14)       (0.35)       (0.40)
   -----------------------------------------------------------------------------
   Weighted average number of shares used
     for calculation                       13,612,947    9,615,270    8,294,805
   -----------------------------------------------------------------------------

   (b)  Balance sheet:

        The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                               September 30, 1998       September 30, 1997
                            Canadian  United States   Canadian  United States
                              GAAP        GAAP          GAAP         GAAP
                               $           $             $            $
   -----------------------------------------------------------------------------
   Assets:

     Acquired research and
      development              --           --         822,299         --

   Liabilities:

     Other paid-in capital   173,759     264,229       173,759      264,229
     Accumulated deficit   9,195,707   8,373,478     6,415,400    7,328,169
   =============================================================================

   (c)  Statement of cash flows:

        Cash used in operations and cash provided by financing activities would decrease by 1997 - $75,969 and 1996 - $1,874,848 because shares issued for services and technology would be considered non-cash transactions.

                                      -14-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998, 1997 and 1996
--------------------------------------------------------------------------------
15. United States GAAP reconciliation (continued):

    (c) Statement of cash flows (continued):

        Under United States GAAP, cash used in investments and cash provided by financing activities in 1996 would decrease $51,342 for obligations under capital lease and $1,665,000 for common share consideration on an acquisition.

    (d) Research and development:

        In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is expensed as it is incurred.

    (e) Stock based compensation:

        The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, NIL compensation expense has been recognized for its stock based compensation plans in 1998 (1997 - $85470, 1996 - $5,000).

        The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:
        ------------------------------------------------------------------------
                                               1998          1997        1996
                                                 $             $           $
        ------------------------------------------------------------------------
        Loss - as reported                   1,958,078     3,354,661   3,322,922
        Loss - stock option value adjusted   2,052,578     3,475,718   3,510,536
        Loss per common share - as reported       0.14          0.35        0.40
        Loss per common share - adjusted          0.15          0.36        0.42
        ========================================================================

   (e)  Stock based compensation (continued):

        The fair value of each option grant is estimated on the date of the grant using the following assumptions:

        ------------------------------------------------------------------------
                                               1998          1997        1996
                                                 $             $           $
        ------------------------------------------------------------------------
        Expected dividend yield                  0%          0%            0%
        Expected stock price volatility         70%         70%           70%
        Risk-free interest rate                5.5%        5.5%          5.5%
        Expected life of options             2 yrs.       1 yr.        2 yrs.

        The weighted average fair value of the options granted is 1997 - $0.26 and 1996 - $0.22 per option.

                                      -15-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
   (f)  Taxation:

        For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        The Company has deferred tax assets of approximately $3,000,000 (1997 - $2,140,000 and 1996 - $750,000) arising from losses carried forward (see note 17). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

16. Debt Settlement with Creditors

    During the year, management negotiated with trade and other creditors to realize a reduction of liabilities.

17. Gain on sale of subsidiary

    During the year, the Company incorporated a State of Washington company to perform ongoing service work for clients. In the year, the Company sold the company for USD $100,000.

18. Loss from discontinued operations

    During 1996, the company discontinued its multi-media segment of its business. The costs related to this are summarized as follows:

    ----------------------------------------------------------------------------
                                                                        $
    ----------------------------------------------------------------------------
    Revenue                                                          (43,818)
    Marketing                                                        332,835
    Research and development                                         368,119
    General and administrative                                        88,708
    ----------------------------------------------------------------------------
                                                                     745,844
    ============================================================================

19. Commitments:

    The company has entered into a one year operating lease for facilities expiring November 1999 for which the annual lease payments is USD $28,449. The lease is renewable on an annual basis.

                                      -16-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
20. Income taxes:

    The Company has non-capital losses from foreign and canadian operation available for offset against future taxable income totaling approximately USD $3,900,000 in the United States and CDN $3,600,000 in Canada.

21. Comparative figures:

    Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in 1998.

22. Uncertainty due to the Year 2000 issue

    The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after 01 January 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the company's ability to conduct normal business operations. However, management does not anticipate difficulties with the company's compliance. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.



                                      -17-
                                                                  Page 35 of 35